[TAC ACQUISITION CORP. LETTERHEAD]

June 24, 2005

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Duc Deng

Re:	TAC Acquisition Corp. – Registration Statement on Form S-1
(File No. 333-123382) and Form 8-A (Registration No. 000-51340)

Ladies and Gentlemen,

TAC Acquisition Corp. (the “Company”), in connection with the submission of the Company’s request for accelerated effectiveness of the above-referenced Registration Statement on Form S-1, as amended (the “Filing”), hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TAC Acquisition Corp.

By:	/s/ Saul B. Rosenthal
Name: Saul B. Rosenthal Title: President